                                       Filed by Harvard Bioscience, Inc.

                                       Pursuant to Rule 425 under
                                       the Securities Act of 1933,
                                       as amended, and deemed
                                       filed pursuant to Rule
                                       14a-12 under the Securities
                                       Exchange Act of 1934, as
                                       amended

                                       Subject Company: Genomic Solutions Inc.
                                       Commission File No.:  000-30549

This filing contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.

THE FOLLOWING IS A CURRENT REPORT ON FORM 8-K FILED BY GNSL ON JULY 29, 2002:

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K
                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934




                          DATE OF REPORT: JULY 23, 2002
                        (Date of earliest event reported)




                             GENOMIC SOLUTIONS INC.
             (Exact name of registrant as specified in its charter)




        DELAWARE          COMMISSION FILE NO. 000-30549       38-3383038
(State of incorporation)                                (IRS Employer I.D. No.)


                               4355 VARSITY DRIVE
                            ANN ARBOR, MICHIGAN 48108
                    (Address of principal executive offices)



                                 (734) 975-4800
              (Registrant's telephone number, including area code)

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

         On July 23, 2002, Ernst &Young LLP ("E&Y"), our recently engaged auditing firm, notified us that it was resigning as our independent public accountants as of that date. E&Y indicated that its resignation was not in any way related to a disagreement on any matter of Genomic Solutions' accounting principles or practices, financial statement disclosure or auditing scope or procedure. E&Y informed us that it was resigning solely because, as a result of the recently announced merger of Genomic Solutions with and into a subsidiary of Harvard Bioscience, Inc., which is expected to close in the fourth quarter of this year, E&Y did not want to review a single quarter's financial statements that would be included in the registration statement to be filed in connection with the transaction with Harvard and be dismissed when the transaction closed. Prior to its resignation, E&Y had not issued any reports or performed any review or audit procedures related to our financial statements. We engaged E&Y on May 22, 2002 when we terminated our relationship with Arthur Andersen LLP.

         There were no "disagreements" (as that term is described in Item 304(a)(1)(iv) of Regulation S-K) or "reportable events" (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the period of E&Y's engagement.

         We provided E&Y with a copy of the foregoing disclosures. Attached as
Exhibit 16 is a copy of E&Y's letter, dated July 26, 2002, stating its position in respect to such statements.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS


EXHIBIT                                                             FILED
NUMBER    DESCRIPTION                                             HEREWITH
------    -----------                                             --------
16        Letter from Ernst & Young LLP to the Securities and
          Exchange Commission, dated July 26, 2002                    X
99.1      Press Release dated July 29, 2002                           X

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           GENOMIC SOLUTIONS INC.,
                                           a Delaware corporation


Date:  July 25, 2002                       By:
                                               --------------------------------
                                               Steven J. Richvalsky

                                           Its: Executive Vice President
                                                and Chief Financial Officer

EXHIBIT                                                             FILED
NUMBER    DESCRIPTION                                             HEREWITH
------    -----------                                             --------
16        Letter from Ernst & Young LLP to the Securities and
          Exchange Commission, dated July 26, 2002                    X
99.1      Press Release dated July 29, 2002                           X

EXHIBIT 16 TO FORM 8-K


July 26, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sir or Madam:

We have read Item 4 of Form 8-K dated July 26, 2002, of Genomic Solutions Inc. and are in agreement with the statements contained therein.


/s/ Ernst & Young LLP

EXHIBIT 99.1 TO FORM 8-K

               GENOMIC SOLUTIONS WILL NAME NEW INDEPENDENT AUDITOR

Ann Arbor, MI (July 29, 2002) - Genomic Solutions Inc (Nasdaq NM: GNSL) announced today that on July 23, 2002, its recently engaged auditing firm, Ernst &Young LLP ("E&Y"), notified the Company that it was resigning as the Company's independent public accountants as of that date. E&Y indicated that its resignation was not in any way related to a disagreement on any matter of Genomic Solutions' accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The Company engaged E&Y on May 22, 2002 when it terminated its relationship with Arthur Andersen LLP. Prior to its resignation, E&Y had not issued any reports or performed any review or audit procedures related to the Company's financial statements. E&Y informed Genomic Solutions that it was resigning solely because, as a result of the recently announced merger of Genomic Solutions with and into a subsidiary of Harvard Bioscience, Inc. (Nasdaq NM: HBIO), which is expected to close in the fourth quarter of this year, E&Y did not want to review a single quarter's financial statements that would be included in a registration statement to be filed in connection with the transaction with Harvard and be dismissed when the transaction closed.

The Company's audit committee is in the process of selecting and qualifying a new auditor.

Genomic Solutions is filing a Form 8-K with the Securities and Exchange Commission describing E&Y's resignation.

Genomic Solutions develops, manufacturers and sells instruments, software, and consumables used to determine the activity level of genes, to isolate, identify and characterize proteins and to dispense small volumes of biologically important materials. On July 18, 2002 Genomic Solutions announced that it had entered into an agreement and plan of merger with Harvard Bioscience, Inc. in which Genomic Solutions would merge with and into a subsidiary of Harvard. The merger is subject to Genomic Solutions' stockholder approval and customary conditions.

This press release contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.

Investor and Media Contact:
Steven J. Richvalsky, Chief Financial Officer, Genomic Solutions 734.975.4800